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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              Radyne Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   750611402
-------------------------------------------------------------------------------
                                (CUSIP Number)


                               James M. Chadwick
                       Chadwick Capital Management, LLC
                             4510 Executive Drive
                                   Suite 200
                         San Diego, California 92121
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               February 26, 2008
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 750611402
===============================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Monarch Activist Partners LP
===============================================================================
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                         (b)[ ]
===============================================================================
3       SEC USE ONLY

===============================================================================
4       SOURCE OF FUNDS (See Instructions)
        N/A
===============================================================================
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
===============================================================================
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
===============================================================================
    NUMBER OF      7    SOLE VOTING POWER
     SHARES             N/A*
  BENEFICIALLY     ============================================================
    OWNED BY       8    SHARED VOTING POWER
      EACH              N/A*
    REPORTING      ============================================================
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH              N/A*
                   ============================================================
                   10   SHARED DISPOSITIVE POWER
                        N/A*
===============================================================================
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        N/A*
===============================================================================
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]
===============================================================================
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        <5%
===============================================================================
14      TYPE OF REPORTING PERSON
        OO
===============================================================================

*Reporting Person beneficially owns less than 5% of the outstanding common stock of Issuer.

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CUSIP No.  750611402
===============================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Chadwick Capital Management LLC
===============================================================================
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                         (b)[ ]
===============================================================================
3       SEC USE ONLY

===============================================================================
4       SOURCE OF FUNDS (See Instructions)
        N/A
===============================================================================
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
===============================================================================
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
===============================================================================
    NUMBER OF      7    SOLE VOTING POWER
     SHARES             N/A*
  BENEFICIALLY     ============================================================
    OWNED BY       8    SHARED VOTING POWER
      EACH              N/A*
    REPORTING      ============================================================
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH              N/A*
                   ============================================================
                   10   SHARED DISPOSITIVE POWER
                        N/A*
===============================================================================
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        N/A*
===============================================================================
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]
===============================================================================
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        <5%
===============================================================================
14      TYPE OF REPORTING PERSON
        OO
===============================================================================

*Reporting Person beneficially owns less than 5% of the outstanding common stock of Issuer.

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                                 SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER:

             This Schedule 13D relates to the common shares of Radyne Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3138 East Elwood Street, Phoenix, Arizona 85034.

ITEM 2.           IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM") and Monarch Activist Partners LP ("Monarch"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts.

            (b) The business address for CCM, Monarch, Mr. Chadwick and Mr. Malad is 4510 Executive Drive, Suite 200, San Diego, California 92121.

            (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick and Mr. Malad manage CCM's business.

            (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Mr. Malad or Monarch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick and Mr. Malad are citizens of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware.

ITEM 4.           PURPOSE OF TRANSACTION

            On February 26, 2008 Monarch submitted a letter to the Board of Directors of the Issuer. Monarch's February 26, 2008 letter is appended hereto as Exhibit 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch. The shares of the Issuer's stock held by Monarch are subject to CCM's management.

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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

            Exhibit Number    Description
            --------------    -----------

                  1 Letter dated February 26, 2008, from Sohail Malad, Managing Partner of Monarch Activist Partners LP to the Board of Directors of Radyne Corporation.

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                                   EXHIBIT 1

February 26, 2008

Sent via email
--------------

Board of Directors
Radyne Corp.
3138 East Elwood Street
Phoenix, AZ 85034

Gentlemen:

Monarch Activist Partners (Monarch) strongly agrees with your recent announcement to explore strategic options. We hope this news marks the beginning of actions that are more conducive to the best interests of Radyne's shareholders.

The purpose of this letter is to address the February 13, 2008 13D filing by the Discovery Group LLC, a beneficial owner of close to ten percent of the company. We urge the board to amicably resolve Discovery's request and appoint the two nominees to the Board immediately. Despite the announcement to explore strategic options we believe management potentially has an inflated sense of value that can be delivered under their tutelage and may resist reasonable offers given the company's current position and marketplace conditions. Most importantly, a costly and protracted proxy contest does nothing to benefit shareholders and only furthers the rift between management and the company's most significant owners. If the strategic alternatives process is open and fair, the Board and shareholders can only gain by appointing Discovery's nominees.

We hope you give this request your full consideration.

Sincerely,

/s/ Sohail Malad

Sohail Malad
Managing Partner
Monarch Activist Partners

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 26, 2008

                                     CHADWICK CAPITAL MANAGEMENT LLC


                                     By: /s/ Sohail Malad
                                        ---------------------------------
                                        Sohail Malad, Manager



                                     MONARCH ACTIVIST PARTNERS LP

                                     By: Chadwick Capital Management LLC,
                                         its General Partner

                                     By:  /s/ Sohail Malad
                                         ---------------------------------
                                         Sohail Malad, Manager